

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2021

Richard Barlow
Chief Executive Officer
Wejo Group Ltd
Canon's Court
22 Victoria Street
Hamilton HM12 Bermuda

>   **Re: Wejo Group Ltd**
>   **Registration Statement on Form S-1**
>   **Filed December 17, 2021**
>   **File No. 333-261746**

Dear Mr. Barlow:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Joshua Shainess, Legal Branch Chief, at 202-551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Corey R. Chivers, Esq.